Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG

TELEPHONE: +852-2514-7600 FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7620	E-mail Address ygao@stblaw.com

June 15, 2021

VIA EDGAR

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Stephen Krikorian, Accounting Branch Chief
Mr. Ryan Rohn, Senior Staff Accountant
Ms. Jan Woo, Esq., Legal Branch Chief
Mr. Matthew Crispino, Esq., Staff Attorney

Re:	Full Truck Alliance Co. Ltd.
Registration Statement on Form F-1
CIK No. 0001838413

Ladies and Gentlemen:

On behalf of our client, Full Truck Alliance Co. Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith an amendment (“Amendment No. 1”) to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended.

For your easy reference, we are providing you by overnight delivery five (5) copies of this letter as well as Amendment No. 1, which has been marked to show changes to the Company’s Registration Statement filed with the Commission on May 27, 2021.

DANIEL FERTIG     ADAM C. FURBER     YI GAO     ADAM S. GOLDBERG     MAKIKO HARUNARI     IAN C. HO     JONATHAN HWANG     ANTHONY D. KING     CELIA C.L. LAM     JIN HYUK PARK     KATHRYN KING SUDOL     CHRISTOPHER K.S. WONG

    RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK     BEIJING     HOUSTON     LONDON     LOS ANGELES     PALO ALTO     SÃO PAULO     TOKYO     WASHINGTON, D.C.

Simpson Thacher & Bartlett
June 15, 2021

If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email) or Kai Fan at +852-2514-7515 (work), +852-6139-9879 (mobile) or kfan@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Full Truck Alliance Co. Ltd.

Hui Zhang, Chairman and Chief Executive Officer

Simpson Thacher & Bartlett LLP

Kai Fan

Davis Polk & Wardwell LLP

Li He

James C. Lin

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Feng Hui

Julie Zhu

Kevin Bu

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